UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 16, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMAG Pharmaceuticals, Inc.

File No. 000-14732 – CF# 23831
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AMAG Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 1, 2009.

Based on representations by AMAG Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through October 1, 2013
Exhibit 10.2	through May 29, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel